UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2015

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on April 24, 2015.

Luxottica Group approves 2014 financial statements and appoints new Board of Directors at the General Meeting of Stockholders

Total cash dividend up by 122% to Euro 1.44 per share

Milan, Italy, April 24, 2015 - The stockholders of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, met today at the General Meeting of Stockholders to approve the statutory financial statements for fiscal year 2014.

The stockholders at the General Meeting also approved the distribution of a total dividend amount equal to Euro 1.44 for each ordinary share and American Depositary Receipt, consisting of an ordinary dividend of Euro 0.72 and an extraordinary dividend of Euro 0.72. The ordinary and the extraordinary dividends will be paid in one tranche on May 20, 2015 (with an ex-dividend date of May 18, 2015, established according to the Borsa Italiana calendar, and a record date of May 19, 2015). Regarding the ADRs listed on the New York Stock Exchange, the record date will be May 19, 2015, and according to Deutsche Bank Trust Company Americas, the depositary bank for the ADRs, the payment date for the dividend in US dollars is expected to be May 28, 2015. The dividend amount in US dollars will be determined based on the Euro/US$ exchange rate as of May 20, 2015.

Additionally, the stockholders at the General Meeting adopted a resolution to authorize the repurchase and disposal of treasury shares up to a maximum of 10 million ordinary shares of the Company representing 2.07% of the Company’s issued share capital. The Company may use a maximum of 750,000,000 Euros to buy back shares, which amount will be withdrawn from the Company’s extraordinary reserve. The share buyback is aimed at (i) setting up of a reserve of shares that can be used to replace financial resources in order to carry out any extraordinary finance transactions, implementing the 2013-2017 Performance Shares Plan incentive plan and/or in connection with other compensation plans or instruments that may be approved in the future and (ii) supporting liquidity and stabilization activities related to the Company’s ordinary shares.

The Company may buy back shares, in one or more tranches, until the next General Meeting convened to approve the statutory financial statements provided the authorization will not extend beyond a maximum of 18 months following the date the authorization was adopted. Notwithstanding the foregoing, the Company may dispose of treasury shares at any time.

The shares will be bought back at a unit price that will be determined, from time to time, for each transaction, it being understood that this price cannot be greater or less than the reference market price of ordinary shares on the Mercato Telematico Azionario organized and managed by Borsa Italiana S.p.A. on the day preceding the relevant purchase, increased or decreased by 10%, respectively. The shares will be repurchased in accordance with one of the operating methods set forth under article 144-bis, paragraph 1 of the CONSOB regulation no. 11971/1999, which will be identified from time to time by the Board of Directors or by the Chairman and/or the Chief Executive Officers, on its behalf. In any case, any buybacks executed on the market will be carried out in accordance with the methods established by Borsa Italiana S.p.A., which does not permit the direct combination of offers to buy with predetermined offers to sell and, in any case, in compliance with the market practices allowed by CONSOB according to resolution n. 16839 adopted on March 19, 2009 and with further laws and regulations applicable to this type of transaction. The Company currently holds 3,148,947 treasury shares.

The stockholders at the General Meeting then appointed the Board of Directors, composed of  the following 14 members that will remain in office for three fiscal years until the approval of the financial statements for the year ended December 31, 2017: Leonardo Del Vecchio, Chairman of the Board of Directors, Luigi Francavilla, Adil Mehboob-Khan, Massimo Vian, Luigi Feola, Elisabetta Magistretti, Mario Notari, Maria Pierdicchi, Karl Heinz Salzburger, Luciano Santel, Cristina Scocchia, Sandro Veronesi, Andrea Zappia, all taken from the majority list presented by Delfin S.à r.l., and Marina Brogi taken from the minority list presented by a group of institutional investors.

The stockholders at the General Meeting also appointed to the Board of Statutory Auditors:  Francesco Vella, Chairman, Alberto Giussani and Barbara Tadolini as regular statutory auditors. Maria Venturini and Roberto Miccù were appointed as alternate statutory auditors. Francesco Vella and Roberto Miccù were taken from the list presented by a group of institutional investors. Alberto Giussani, Barbara Tadolini and Maria Venturini were taken from the list presented by the stockholder Delfin S.à r.l. The Board of Statutory Auditors, which also acts as the Audit Committee in accordance with the Sarbanes-Oxley Act, will remain in office for three fiscal years until approval of the financial statements for the fiscal year ended December 31, 2017.

The stockholders then resolved to establish the gross annual remuneration for the entire Board of Directors in the amount of Euro 1,400,000; for the Chairman of the Board of Statutory Auditors in the amount of Euro 105,000; and for each regular statutory auditor in the amount of Euro 70,000.

The stockholders at the General Meeting also voted in favor of the Remuneration Policy in accordance with article 123-ter, paragraph 6 of Italian Legislative Decree no. 58/1998.

§

At the conclusion of the General Meeting, the Board of Directors met and appointed Luigi Francavilla as Deputy Chairman, Adil Mehboob-Khan as Chief Executive Officer for Markets and Massimo Vian as Chief Executive Officer for Product and Operations.

The Board of Directors, taking into consideration the Directors’ declarations and other information available to the Company, verified that the independence requirements set by the Italian Consolidated Finance Act and the Code of Conduct issued by Borsa Italiana were met by Directors Marina Brogi, Luigi Feola, Elisabetta Magistretti, Maria Pierdicchi, Karl Heinz Salzburger, Luciano Santel, Cristina Scocchia, Sandro Veronesi and Andrea Zappia. The Board therefore concluded that nine out of 14 Directors qualified as independent in accordance with the provisions of the Italian Consolidated Finance Act and the Code of Conduct. The Board also appointed Marina Brogi as Lead Independent Director.

The Board of Statutory Auditors verified the correct application of the criteria and procedures adopted by the Board to evaluate the independence of its members.

Leonardo Del Vecchio, Luigi Francavilla, Adil Mehboob-Khan and Massimo Vian are executive Directors. Mario Notari is a non-executive Director.

Finally, the Board appointed the following independent Directors as members of the Control and Risk Committee: Elisabetta Magistretti, Chairperson, Luciano Santel and Cristina Scocchia, all of whom have accounting and finance or risk management experience, as required by the Code of Conduct. The Board also appointed the following independent Directors as members of the Human Resources Committee:  Andrea Zappia, Chairman, and Marina Brogi as well as the non-executive Director Mario Notari, all having the knowledge and experience in financial matters or compensation policies required by the Code of Conduct.

The curriculum vitae of each Director and Auditor as well as the information related to the respective candidate lists are available at www.luxottica.com under the Governance section.

Leonardo Del Vecchio, through Delfin S.à r.l., holds 295,904,025 Company shares, Luigi Francavilla holds 3,364,800 Company shares in usufruct jointly with his wife and Massimo Vian holds 14,013 Company shares.

§

Notice is hereby given that Luxottica Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 has been filed with the US Securities and Exchange Commission (SEC). The report is available at the Company registered office, on the website www.luxottica.com (under Company/Investors/Annual Reports and Publications/SEC Filings & 20F), on the “1info” storage platform at www.1info.it and the SEC website (www.sec.gov). Requests for hard copies of Luxottica Group’s audited consolidated financial statements (free of charge) may be made by contacting the Company’s investor relations department at InvestorRelations@luxottica.com.

Contacts

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

www.luxottica.com/en/company/investors

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with over 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette, while licensed brands include Giorgio Armani, Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, DKNY, Ralph Lauren, Prada, Michael Kors, Starck Eyes, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, three wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2014, Luxottica Group posted net sales of over Euro 7.6 billion. Additional information on the Group is available at www.luxottica.com.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: April 27, 2015		MICHAEL A. BOXER
Group General Counsel